

June 13, 2011

Via E-mail
Andre Caetano
President
Amazonica, Corp.
Av. Presidente Medice, 120, Floor 1, Room #1
Osasco, SP 06268 Brazil

> **Re:** **Amazonica, Corp.**
> **Registration Statement on Form S-1**
> **Filed May 17, 2011**
> **File No. 333-174304**

Dear Mr. Caetano:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise the disclosure throughout your filing to state that you are currently a shell company, as it appears from your disclosure that you have both nominal operations and nominal assets. See Rule 405 of Regulation C. In addition, revise your disclosure related to the availability of Rule 144 for the resale of shares to reflect that you are a shell company and that Rule 144 is not available for the resale of securities initially issued by issuers with no operations and assets consisting of cash and nominal other assets. See Rule 144(i) under the Securities Act. We note that this disclosure appears on page 34 under "Future sales by existing stockholders" and on page 35 under "Certain Relationships and Related Transactions".

Front Cover Page of the Registration Statement

2. Please revise footnote 1 of the "Calculation of Registration Fee" table to state the provision of Rule 457 of Regulation C that is you are relying upon for the basis of the

calculation.

Outside Front Cover Page of the Prospectus

3.  Please include the legend required by Item 501(b)(10) the outside front cover page of the prospectus.  See Item 501(b)(10) of Regulation S-K.  We note that you have included the legend on the facing page of the registration statement.

Prospectus Summary, page 5

4.  We note that the name of your company is similar to the name of Equatorian S.A. Laminados Amazonia.  If you are affiliated with Equatorian S.A. Laminados Amazonia, please provide a materially complete description of your affiliation.

Our Business, page 5

5.  Please revise to disclose that you are a shell company.

6.  We note your statement that you intend to import your product from Brazil.  Please clarify, if true, that you intend to import the flooring for sale into the United States.  Please also briefly explain how you intend to sell the flooring once imported and to whom.

7.  We note disclosure on page 5 that you have executed an "Exclusive Contract for the Sale of Goods" and "shall buy from Equatorian all of their goods."  We also note disclosure in the risk factor "All our products . . ." on page 10, that Equatorian may supply its goods to your competitors or other consumers.  Please revise to explain the exclusivity terms of your contract with Equatorian in more detail.  If you are to be the exclusive purchaser of all of Equatorian's goods, then explain how Equatorian may supply its goods to others in the risk factor, or remove this risk factor disclosure.

8.  Where you provide disclosures about your contract with Equatorian, please also explain when your obligation to purchase Equatorian's products commences.  If this is imminent, please explain how you will pay for the product.  Please also consider including appropriate risk factor disclosure about your ability to fulfill your obligation to purchase all of Equatorian's output under the Exclusive Contract, or tell us why you do not believe this is a risk.

Use of Proceeds, page 13

9.  We note disclosure in your MD&A on page 20 that you need $25,000 to start your operations.  Please add a column to your use of proceeds section to show how you would use only $25,000 of proceeds.  Please also amend MD&A to explain more clearly how you would begin operations with $25,000 of proceeds.  We note that currently, the plan

of operations that you describe contemplates the use of $40,000 of proceeds for the next twelve-month period.

Plan of Operation, page 21

10. In your risk factor entitled "We are solely dependent upon the funds to be raised in this offering . . ." on page 8, you state that you will expand your office and acquire "the necessary equipment to begin operations."  However, it is unclear what equipment you require, since it doesn't appear that you will manufacture the flooring you sell.  Further, your Use of Proceeds section does not specifically contemplate using proceeds to purchase equipment.  Please clarify and ensure that your disclosures throughout the prospectus are consistent.

Estimated Expenses for the Next Twelve Months, page 23

11. We note the statement in the first sentence of the last paragraph on page 23 that you should be in full operation and selling your products within 12 months of completing your offering.  Please explain whether this estimate takes into account the costs and expenses of being a reporting company under the Exchange Act.

Product, page 25

12. We note disclosure that you are in the business of Brazilian hardwood flooring distribution.  Please revise the first sentence to disclose that you have not sold any products.

13. Please revise to clearly describe the products and services you intend to provide. We note disclosure on page 5 that you will market and distribute hardwood flooring "and other construction materials".

14. We note that several of the products you list here are not covered by the Equatorian contract, including Brazilian Oak, Purpleheart and Brazilian Redwood.  Please revise to remove the implication that you will purchase these wood types under the contract, or disclose whether you intend to source these products from other manufacturers.

Background of officers and directors, page 30

15. We note the disclosure "Prior to our inception and currently . . ."  Please revise the background of Mr. Caetano to provide the dates of his employment for the past five years. Please also revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Caetano should serve as a director pursuant to Item 401(e) of Regulation S-K.

16. Also in Mr. Caetano's biographical information, please explain your statement that CH Robinson International Logistics is "involved in international logistic." Please enhance the disclosure so that investors better understand the nature of the work that Mr. Caetano has performed for this company.

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

17. Please request your independent registered public accountant to provide you with a report that opines on your results of operations and cash flows for the period from inception, June 2, 2010, to April 30, 2011, in addition to the periods then ended. Please refer to AU Section 508 for guidance.

<u>Exhibit 23.1</u>

18. Please request your independent registered public accountant to include an acknowledgement regarding your reference to him as an expert in accounting and auditing on page 35.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed

Andre Caetano
Amazonica, Corp.
June 13, 2011
Page 5

public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey Houser, Staff Accountant at (202) 551-3736 or, in her absence, John Hartz, Senior Assistant Chief Accountant at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.  Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

Cc:     Via E-Mail
        David Lubin, Esq.
        David Lubin & Associates, PLLC
        10 Union Avenue, Suite 5
        Lynbrook, NY 11563